Exhibit 21.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES

LIST OF SUBSIDIARIES

Set forth below is a list of the Registrant’s subsidiaries as of August 9, 2010:

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION	CONTROL BY
		REGISTRANT	SUBSIDIARY
Carl Karcher Enterprises, Inc.	California	100%
Hardee’s Food Systems, Inc.	North Carolina	100%
Flagstar Enterprises, Inc.	Alabama		100%
Spardee’s Realty, Inc.	Alabama		100%
HED, Inc.	North Carolina		100%
Burger Chef Systems, Inc.	North Carolina		100%
Hardee’s LTD, Fribourg	Switzerland		98%
CKE REIT II, Inc.	Delaware	100%
Carl’s Jr. Region VIII, Inc.	Delaware		100%
Carl’s Jr. Media Fund	California	100%
Carl’s Jr. National Production Fund	California	100%
CKE Distribution, LLC	California	100%
Aeroways, LLC	California	100%
Santa Barbara Restaurant Group, Inc.	Delaware	100%
GB Franchise Corporation	California		100%
Channel Islands Roasting Company	California	100%